                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              --------------------

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)

                     ORDINARY SHARES OF EURO 0.55 PAR VALUE
                               PER ORDINARY SHARE
                         (Title of Class of Securities)

                                    87927W10
                                 (CUSIP Number)

                                  GERARDO RIZZI
                                INTESABCI S.p.A.
                            PIAZZA PAOLO FERRARI, 10
                               MILAN 20121, ITALY
                                011 02 88 66 3739
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a copy to:
                            DANIEL A. NINIVAGGI, ESQ.
                                WINSTON & STRAWN
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 294-6700

                               SEPTEMBER 28, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 16 Pages)

                                  SCHEDULE 13D

--------------------
CUSIP No.   87927W10
--------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     IntesaBci S.p.A.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[X]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of Italy
--------------------------------------------------------------------------------
                                 7.   SOLE VOTING POWER - 12,343,743


                                 -----------------------------------------------
                                 8.   SHARED VOTING POWER - 2,891,656,682
     NUMBER OF SHARES                                        (See Item 5)
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH         -----------------------------------------------
                                 9.   SOLE DISPOSITIVE POWER - 4,263,628


                                 -----------------------------------------------
                                 10.  SHARED DISPOSITIVE POWER - 2,891,656,682
                                                                (See Item 5)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,904,000,425
     (See Item 5)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                55.20%
                                                                    (See Item 5)

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON - CO


--------------------------------------------------------------------------------

Item 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the ordinary shares, euro 0.55 par value per ordinary share (the "Telecom Italia Shares"), of Telecom Italia S.p.A., a company organized under the laws of the Republic of Italy ("Telecom Italia"). According to Telecom Italia's Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (the "Telecom Italia 20-F"), the principal executive offices of Telecom Italia are located at Corso d'Italia 41, Rome 00198, Italy.

Item 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by IntesaBci S.p.A., a company organized under the laws of the Republic of Italy ("BCI"). As discussed in Items 3, 4, 5 and 6 below, BCI, Pirelli S.p.A. ("Pirelli"), Edizione Holding S.p.A. ("Edizione Holding"), Olimpia S.p.A. (the "Purchaser") and Unicredito Italiano S.p.A. ("Unicredito") are members of a group with respect to the Telecom Italia Shares. BCI is making an individual filing on Schedule 13D in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

         BCI is a bank within the meaning of Italian law and is the parent company of the IntesaBci Group. The principal business of BCI is providing, both directly and through its Italian and foreign subsidiaries, retail and corporate banking, investment banking and other financial services. BCI is involved in commercial banking, consumer credit, investment management, stock and bond brokerage and other financial services. BCI's principal office is located at Piazza Paolo Ferrari 10, Milan 20121, Italy.

         The name, business address, citizenship and principal occupation or employment of each director and executive officer of BCI is set forth on
Schedule I.

         During the past five years, BCI has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws. Information as to the directors and executive officers of BCI will be filed by amendment.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The following is a description of the transactions which have provided, or will provide, funding to the Purchaser for the purchase of the Telecom Italia Shares. The funds used to purchase the Telecom Italia Shares over which BCI has sole voting and dispositive power were derived from cash on hand. The information with respect to the Purchase Agreement (as defined below), the Shareholders Agreement (as defined below) and the Agreement with the Bell Shareholders (as defined below), as well as the agreement relating to the Additional Olivetti Shares described below, has been obtained from Pirelli's public disclosure of such information in its Initial Statement on Schedule 13D, dated August 9, 2001, as amended by Amendment No. 1 thereto, dated August 31, 2001, Amendment No. 2 thereto, dated September 21, 2001, Amendment No. 3 thereto, dated September 27, 2001 and Amendment No. 4 thereto, dated October 9, 2001 (as so amended, the "Pirelli Schedule 13D").

         On July 30, 2001, Pirelli and Edizione Holding entered into an agreement (the "Purchase Agreement") with Bell S.A. ("Bell") pursuant to which they agreed to purchase from Bell, either directly or through a company to be jointly owned by them, 1,552,662,120 ordinary shares ("Olivetti Shares") of Olivetti S.p.A. ("Olivetti") and 68,409,125 warrants to acquire 34,204,563 ordinary shares of Olivetti

("Olivetti Warrants" and, together with the Olivetti Shares, the "Olivetti Securities"). A copy of the Purchase Agreement which was filed as an exhibit to Pirelli's Initial Statement on Schedule 13D, dated August 9, 2001, is filed as
Exhibit 1 to this Schedule 13D and is incorporated by reference herein. The purchase obligation under the Purchase Agreement was guaranteed as to 80% by Pirelli and as to 20% by Edizione Holding. The aggregate purchase price for the Olivetti Securities was approximately euro 6.60 billion (comprised of euro 4.175 per Olivetti Share and euro 1.0875 per Olivetti Warrant), subject to a purchase price adjustment according to a formula set forth in the Purchase Agreement.

         The Purchase Agreement also provides that in the event Banca Di Roma seeks to sell its 54,000,000 ordinary shares of Olivetti (the "Additional Olivetti Shares") at a price specified in the Purchase Agreement, Bell will purchase or cause to be purchased the Additional Olivetti Shares and give notice of the purchase to the Purchaser within 90 days following of the closing of the Purchase Agreement. The Purchaser will then have the right to purchase the Additional Olivetti Shares from Bell within 180 days after receipt of notice of the purchase and, if the Purchaser does not elect to purchase such shares, Bell will have the right to require the Purchaser to purchase the Additional Olivetti Shares within 30 days thereafter, in each case at the same price per Olivetti Share as the Purchaser shall have paid pursuant to the Purchase Agreement.

         On July 30, 2001, concurrently with entering into the Purchase Agreement, Pirelli, acting on behalf of itself and Edizione Holding, acquired an aggregate of 147,337,880 ordinary shares of Olivetti from Bell and GPP International S.A. for euro 4.175 per ordinary share, or an aggregate of approximately euro 615 million.

         On August 3, 2001, the Purchaser was organized under the laws of the Republic of Italy for the purpose of acquiring the Olivetti Securities. A copy of the agreement, dated August 7, 2001, between Pirelli and Edizione Holding relating to the organization and governance of the Purchaser and an amendment to such agreement, dated September 14, 2001 (as amended, the "Shareholders Agreement"), were filed as an exhibit to the Initial Statement on Schedule 13D of Pirelli, dated August 9, 2001, and Amendment No. 2 to Pirelli's Statement on
Schedule 13D, dated September 21, 2001, respectively, and are filed as Exhibits 2 and 3, respectively, to this Schedule 13D, and are incorporated by reference herein. Pursuant to the Shareholders Agreement, the parties agreed to capitalize the Purchaser with at least euro 5.2 billion, 80% of which was to be contributed by Pirelli in cash (in exchange for 80% of the total share capital of the Purchaser) and 20% of which was to be contributed by Edizione Holding in cash (in exchange for 20% of the total share capital of the Purchaser). In addition, pursuant to the Shareholders Agreement, Pirelli agreed to transfer the ordinary shares of Olivetti it acquired on July 30, 2001 to the Purchaser against payment of a specified price.

         On August 29, 2001, Pirelli contributed euro 959,988,016, and Edizione Holding contributed euro 239,997,004, to the Purchaser in exchange for 80% and 20%, respectively, of the total share capital of the Purchaser. On August 30, 2001, the Purchaser used these funds to pay for the transfer to it of the following ordinary shares of Olivetti: (i) 130,980,000 ordinary shares of Olivetti transferred by a subsidiary of Pirelli for euro 2.1734 per share (as required by the Shareholders Agreement), (ii) 134,322,250 ordinary shares of Olivetti transferred by Edizione Holding for euro 2.1715 per share (as required by the Shareholders Agreement), and (iii) 147,337,880 ordinary shares of Olivetti transferred by a subsidiary of Pirelli (which had acquired such shares on July 30, 2001 on behalf of both Pirelli and Edizione Holding) for euro 4.1928 per share.

         On September 14, 2001, Pirelli, BCI and Unicredito entered into an exchange of letter agreements (the "New Partners Agreement"), copies of which are filed hereto as Exhibits 5(a) and 5(b). Pursuant to the New Partners Agreement, each of BCI and Unicredito (together, the "New Partners") severally agreed to purchase from Pirelli shares of the Purchaser representing 10% of the Purchaser's existing share capital

(and one-eighth of the number of shares of the Purchaser then held by Pirelli) for an aggregate of approximately euro 350,900,000, which amount reflects two capital increases effected between the execution of the New Partners Agreement and the closing of the stock purchases thereunder on September 28, 2001. As a result of these transactions, the share capital of the Purchaser is presently held by Pirelli, Edizione Holding, BCI and Unicredito, respectively, in the following proportions: 60%, 20%, 10% and 10%. The funds used by BCI to purchase the 10% interest in the Purchaser from Pirelli were derived from cash on hand.

         On September 19, 2001, the Purchaser and the holders of a majority of the issued and outstanding ordinary shares of Bell (Hopa S.p.A., Interbanca S.p.A ("Interbanca"), G.P.P. International S.A., Banca Antoniana Popolare Veneta Sarl. ("BAPV"), G.P. Finanziaria S.p.A., Monte dei Paschi di Siena S.p.A. ("MPS") and Unipol S.p.A., collectively the "Majority Bell Shareholders") entered into an agreement (the "Agreement with Bell Shareholders") regarding the consummation of the transactions contemplated by the Purchase Agreement. A copy of the joint press release issued by the Purchaser and the Majority Bell Shareholders on September 19, 2001 and filed as part of Amendment No. 2 to the
Schedule 13D filed with the Securities and Exchange Commission by Pirelli on the same date, is filed as Exhibit 6 to this Schedule 13D and is incorporated by reference herein. Pursuant to the Agreement with Bell Shareholders, the Purchaser agreed to consummate the acquisition of the Olivetti Securities in two tranches. On September 27, 2001, the Purchaser purchased from Bell 552,000,000 of the Olivetti Shares at a per share price of euro 4.175, representing an aggregate purchase price of approximately euro 2.304 billion (including interest in the amount of euro 8,832,379.50 as required to be paid pursuant to the Purchase Agreement). The Purchaser obtained the necessary funds from aggregate capital contributions of euro 2,309,000,044 received on September 27, 2001, 80% of which was received from Pirelli, and the remaining 20% of which was received from Edizione Holding. On October 5, 2001, the Purchaser purchased from Bell the remaining 1,000,662,120 Olivetti Shares and all 68,409,125 Olivetti Warrants covered by the Purchase Agreement for an aggregate price of euro 4,294,409,202 (including interest in the amount of euro 21,124,964 as required to be paid pursuant to the Purchase Agreement). The Purchaser obtained euro 1,690,999,960 of the necessary funds from capital contributions received on October 4, 2001 from Pirelli, Edizione Finance International S.A. ("Edizione Finance"), Unicredito and BCI in proportion to their existing holdings of the Purchaser's share capital (being, respectively, 60%, 20%, 10% and 10%), bringing the Purchaser's aggregate capital and reserves to euro 5.2 billion. The funds contributed to the Purchaser by BCI were derived from cash on hand. The Purchaser obtained the remainder of the necessary funds pursuant to the financing arrangements described below.

         On October 5, 2001, Bell purchased and paid for bonds issued by the Purchaser in the aggregate principal amount of euro 1,032,920,000. The bonds will mature on October 5, 2007 and bear interest at an annual rate of 1.5%, payable in cash at maturity. At maturity, the principal amount of the bonds is to be repaid by delivery to the bondholder of an aggregate of 263,500,000 Olivetti Shares owned by the Purchaser (subject to certain anti-dilution adjustments). Prior to maturity, the bondholder may (i) convert any or all of the bonds into Olivetti Shares at a fixed conversion price or (ii) redeem the bonds for cash in the event that, subject to certain exceptions (a) Pirelli and/or Edizione Finance cease to be in a position to, directly or indirectly, control the Purchaser (whether jointly or individually), (b) Pirelli and/or Edizione Holding transfer any shares of the Purchaser to a third party in connection with a transaction that does not involve a change of control of the Purchaser or (c) the Purchaser's proportional holding of Olivetti Shares falls to below 20% of the total share capital of Olivetti. The cash price to be paid to the bondholder as consideration for the redemption of its bonds in such circumstances is the greater of (x) the nominal value of the redeemed bonds, plus any interest accrued thereon and (y) a value determined, in each case, by a prescribed formula. A copy of the instrument governing the bonds is filed as part of Amendment No. 4 to the Schedule 13D filed with the Securities and Exchange Commission by Pirelli on October 9, 2001, is filed as Exhibit 7 to this
Schedule 13D and is incorporated by reference herein.

         Also on October 5, 2001, the Purchaser received loans aggregating approximately euro 776 million from the following financial institutions pursuant to separate credit agreements, each dated as of October 3, 2001: MPS (in the amount of euro 516,456,899), BAPV (in the amount of euro 180,759,915) and Interbanca (in the amount of euro 77,468,534). These loans, each of which is unsecured and without recourse to the shareholders of the Purchaser, will mature on October 5, 2007 and bear interest at an annual rate of the six month Euribor plus 0.50%. Each of the loans is subject to prepayment in the event that, subject to certain exceptions (i) Pirelli and/or Edizione Finance (or their respective affiliates) cease to be in a position to, directly or indirectly, control the Purchaser (whether jointly or individually) or (ii) the Purchaser's proportional holding of Olivetti Shares falls to below 20% of the total share capital of Olivetti. Copies of each of the MPS credit agreement, the BAPV credit agreement and the Interbanca credit agreement are filed as part of Amendment No. 4 to the Schedule 13D filed with the Securities and Exchange Commission by Pirelli on October 9, 2001, are filed as Exhibit 8, 9 and 10, respectively, to this Schedule 13D and are incorporated by reference herein

         Finally, on October 5, 2001, the Purchaser received a loan of euro 810,000,000 under a credit agreement with BCI, Unicredito and Credito Italiano S.p.A., dated as of October 3, 2001 (the "Bridge Loan Agreement"). The loan has a term of 30 days and bears interest at an annual rate of the one month Euribor plus 1.5%. The Bridge Loan Agreement is secured by a pledge of 1,701,802,250 of the Olivetti Shares, and all of the Olivetti Warrants, owned by the Purchaser. The rights to vote and to receive dividends with respect to the pledged Olivetti Shares are retained by the Purchaser, subject to certain exceptions. Copies of the Bridge Loan Agreement and the related pledge agreement are filed as part of Amendment No. 4 to the Schedule 13D filed with the Securities and Exchange Commission by Pirelli on October 9, 2001, are filed as Exhibit 11 and 12, respectively, to this Schedule 13D and are incorporated by reference herein. The Purchaser expects to replace the Bridge Loan Agreement with a credit agreement with certain banks providing up to approximately euro 1.8 billion for a term of five years.

Item 4.  PURPOSE OF TRANSACTION.

         BCI, in the ordinary course of business, has acquired the Telecom Italia Shares over which it has sole voting and investment power and has entered into the New Partners Agreement and acquired an interest in the Purchaser for investment purposes. BCI also entered into the New Partners Agreement to obtain certain corporate governance rights with respect to the Purchaser, Olivetti, Telecom Italia and certain other entities (in particular, representation on governing bodies and certain limited consent rights) in order to monitor its investment as described in Item 6 below. BCI has obtained the power to vote certain other Telecom Italia Shares pledged to BCI in connection with certain lending transactions entered in the ordinary course of BCI's banking business.

         Pursuant to the Purchase Agreement, on September 27, 2001, the Purchaser acquired 552,000,000 Olivetti Shares. On October 5, 2001, the Purchaser acquired from Bell the remaining 1,000,662,120 Olivetti Shares and all 68,409,125 Olivetti Warrants covered by the Purchase Agreement. The total number of ordinary shares of Olivetti that Purchaser has acquired pursuant to the Purchase Agreement and through transfers by Pirelli and Edizione Holding represent approximately 26.9% of the ordinary shares of Olivetti reported by Consob to be outstanding as of August 9, 2001 (27.7% if the Additional Olivetti Shares are purchased), assuming the Olivetti Warrants are not exercised. As discussed in Item 3 above, the share capital of Purchaser is held by Pirelli, Edizione Holding, BCI and Unicredito, respectively, in the following proportions: 60%, 20%, 10% and 10%. For a discussion of the governance rights of Pirelli, Edizione Holding, BCI and Unicredito with respect to the Purchaser under the Shareholders Agreement and the New Partners Agreement, see Item 6 below.

         According to Olivetti's Annual Report for the fiscal year ended December 31, 2000, Olivetti is a publicly traded industrial holding company organized under the laws of the Republic of Italy with its principal executive offices located at Via Jervis 77, Ivrea, Italy. The Olivetti Annual Report states that

Olivetti is focused on telecommunications through its ownership of a majority of the outstanding Telecom Italia Shares.

         On September 27, 2001, the Boards of Olivetti and Telecom Italia publicly outlined the industrial and financial plan for the Olivetti-Telecom Italia group to the financial community and the press in the form of a press release. This press release also stated that the details of the strategic plan for the Olivetti-Telecom Italia group would be completed and presented to the financial community before the end of the year. Additionally, on September 27, 2001, Messrs. Roberto Burini, Sergio Lamacchia and Claudio DeConto resigned from the Board of Directors of the Purchaser, and the following persons were appointed to fill the resulting vacancies: Dr. Lino Benassi (a nominee of BCI), Dr. Alessandro Profumo (a nominee of Unicredito) and Dr. Alberto Pirelli (a nominee of Pirelli).

         Also on September 27, 2001, the Board of Directors of Olivetti accepted the resignations of Mr. Pier Luigi Fabrizi, Mr. Luigi Lucchini and Ms. Piera Rosiello and appointed the following persons as directors and officers of
Olivetti: Mr. Marco Tronchetti Provera (as Deputy Chairman), Mr. Gilberto Benetton (as Deputy Chairman) and Mr. Carlo Buora (as Chief Executive Officer, which position will be held jointly with the incumbent Chief Executive Officer, Mr. Enrico Bondi). The Board of Directors of Telecom Italia, on the same date, appointed each of Messrs. Tronchetti Provera, Benetton and Buora as directors of Telecom Italia, and Mr. Tronchetti Provera as Chairman, and Mr. Benetton as Deputy Chairman.

         Except as set forth above, BCI has no present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, BCI retains the right, subject at all times to its obligations and limitations under the New Partners Agreement, to (a) change its plans and objectives as they relate to Telecom Italia at any time, (b) acquire additional interests, directly or indirectly, in Telecom Italia from time to time or to sell or otherwise dispose of all or part of any such interests beneficially owned by it in any manner permitted by law and the contractual obligations it is subject to from time to time, (c) exercise its rights as a shareholder in the Purchaser, (d) change its investment intent, (d) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in Telecom Italia Shares and (e) propose one or more possible transactions to the Board of Directors or governing body of Telecom Italia.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         According to Amendment No. 6 to Olivetti's Statement on Schedule 13D, dated August 9, 2001, with respect to Telecom Italia Shares, Olivetti beneficially owns 2,891,656,682 Telecom Italia Shares, representing 54.96% of the total number reported by Consob to be outstanding as of August 28, 2001.

(a) As of September 28, 2001, BCI and its subsidiaries owned 4,263,628 Telecom Italia Shares, and held as pledgee, with a right to vote, 8,080,115 Telecom Italia Shares, representing approximately 0.24% of the total number of outstanding Telecom Italia Shares. As of October 5, 2001, the Purchaser owned an aggregate of 1,965,302,255 ordinary shares of Olivetti and Olivetti Warrants exercisable for 34,204,563 ordinary shares (representing approximately 27% of the total number reported by Consob to be outstanding as of August 28, 2001), which the Purchaser acquired in the manner described in Item 3 of this Schedule 13D. As of September 27, 2001, BCI, along with its subsidiaries, owned 15,129,380 ordinary shares of Olivetti and held as pledgee, with the right to vote, 13,856,712 ordinary shares of Olivetti, representing approximately 0.4% of the total number of ordinary shares of Olivetti reported by Consob to be outstanding as of August 28, 2001. In the New Partners Agreement, Unicredito represented that, as of September 13, 2001, Unicredito and its subsidiaries owned 6,616,827 ordinary shares of Olivetti, and held as pledgee, with the right to vote, 46,694,466 ordinary shares of Olivetti, representing approximately 0.7% of the total number of ordinary shares of Olivetti reported by Consob to be outstanding as of August 28, 2001.

         As a result of its ownership of Olivetti's ordinary shares, the Purchaser may be deemed to beneficially own the Telecom Italia Shares owned by Olivetti. Moreover, by virtue of their share ownership of Purchaser, and the various voting arrangements relating to those shares, each of BCI, Pirelli, Edizione Holding and Unicredito may be deemed to beneficially own the Telecom Italia Shares beneficially owned by Olivetti. After the date of this Schedule 13D, the Purchaser may be required to purchase the Additional Olivetti Shares from Bell at the same price per Olivetti Share as the Purchaser shall have paid to Bell on September 27, 2001, the date of the initial purchase of the Olivetti Shares. In such event, the Purchaser would beneficially own 27.7% of the ordinary shares of Olivetti reported to be outstanding as of August 28, 2001 (assuming the Olivetti Warrants are not exercised).

         As discussed in Item 3, the Purchaser has pledged 1,701,802,250 Olivetti Shares and all of the Olivetti Warrants owned by the Purchaser to secure its obligations under the Bridge Loan Agreement. BCI is a lender under the Bridge Loan Agreement. The rights to vote and to receive dividends with respect to the pledged Olivetti Shares are retained by the Purchaser, subject to certain exceptions.

         Information as to the beneficial ownership of Telecom Italia Shares by directors and executive officers of BCI will be filed by amendment.

(b) BCI has sole power to vote or to direct the power to vote 8,080,115 Telecom Italia Shares that have been pledged to BCI in connection with loan transactions entered into in the ordinary course of BCI's banking business. BCI has the sole power to vote and dispose of 4,263,628 Telecom Italia Shares. In addition, as a result of the consummation of the Purchase Agreement, the Purchaser may be deemed to have shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of, all Telecom Italia Shares beneficially owned by Olivetti. Consequently, and subject to the obligations and limitations of the New Partners Agreement, BCI may be deemed to share voting and dispositive powers with Olivetti, the Purchaser and, pursuant to the New Partners Agreement and the Shareholders Agreement, Pirelli, Edizione Holding and Unicredito.

(c) Except as disclosed in Item 3 of this Schedule 13D and other than pledge transactions entered into in the ordinary course of BCI's banking activities (which, in the aggregate, do not account for more than 1% of Telecom Italia Shares outstanding), BCI has not effected any transaction in Telecom Italia Shares during the past 60 days. Information as to any such transactions by directors or executive officers of BCI will be filed by amendment.

(d) Not applicable.

(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as disclosed in this Item 6 and other than pledge arrangements in favor of BCI entered into in the ordinary course of BCI's banking relationships, BCI is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to the securities of Olivetti or Telecom Italia. BCI is not a party to the Purchase Agreement, the Agreement with Bell Shareholders or the Shareholders Agreement described below. The descriptions of these agreements set forth below have been obtained from the Pirelli Schedule 13D. Information as to directors and executive officers of BCI will be filed by amendment.

         PURCHASE AGREEMENT

         The description of the Purchase Agreement contained in Item 3 above is incorporated herein by reference.

         AGREEMENT WITH BELL SHAREHOLDERS

         The description of the Agreement with Bell Shareholders contained in
Item 3 above is incorporated herein by reference.

         SHAREHOLDERS AGREEMENT

         Under the Shareholders Agreement, the Purchaser's Board of Directors will consist of ten members. Pirelli shall have the right to appoint eight of the members of the Purchaser's Board of Directors and Edizione Holding shall have the right to appoint two members. Actions by the Purchaser's Board of Directors may be taken by majority vote, except that any resolution of the Board of Directors relating to the following items will require the approval of at least one director appointed by Edizione Holding if present at the meeting: (i) determinations as to how the Purchaser will vote its Olivetti Shares; (ii) any purchase or sale by the Purchaser of shareholdings with a value exceeding euro 100,000,000; (iii) borrowings by the Purchaser from third parties; and (iv) proposals to be submitted to any extraordinary general meeting of the Purchaser's shareholders.

         Pirelli and Edizione Holding have also agreed that, to the extent permitted by law, they will seek to cause one-fifth of any directorships (other than those reserved by law, by-laws or other regulations to the market or governmental authorities) on the Boards of Directors of Olivetti, Telecom Italia, Seat Pagne Gialle S.p.A ("SEAT"), Telecom Italia Mobile S.p.A. ("TIM") and certain other companies controlled by Olivetti, Telecom Italia, SEAT and TIM to be filled by nominees of Edizione Holding and the Vice Chairman of each of these companies will be designated by Edizione Holding. Edizione Holding has agreed not to oppose any nominations made by Pirelli to fill any remaining directorships on these Boards of Directors.

         Resolutions of the Boards of Directors of Olivetti, Telecom Italia, SEAT and TIM may be passed by majority vote, except that Pirelli has agreed that, to the extent permitted by law, it will seek to cause the following resolutions not to be passed without the approval of at least one director nominated by Edizione Holding if present at the meeting: (i) transactions with a value in excess of euro 250,000,000, (ii) proposals to convene an Extraordinary Shareholders Meeting and (iii) transactions involving affiliates of Pirelli with a value in excess of euro 50,000,000.

         In the event that Pirelli and Edizione Holding (or their respective nominees) reasonably foresee that a deadlock will occur in the proceedings of an Extraordinary Shareholders Meeting of the Purchaser, or with respect to the passing of a resolution of the Board of Directors of the Purchaser (with reference to those issues which require the approval of at least one director of Edizione Holding if present) or a resolution of the Board of Directors of Olivetti, Telecom Italia, TIM or SEAT, the parties will meet in an effort to attempt to resolve their disagreements. If this effort is unsuccessful, Edizione Holding will be required to abstain (or to cause its nominees to abstain) from voting in order to avoid the deadlock arising. In that event, Edizione Holding will have the option to require Pirelli to purchase all its shares in the Purchaser, and Pirelli will have the option to require Edizione Holding to sell such shares to Pirelli, at a price (the "Transfer Price") to be determined by two investment banks (each nominated by one of the parties) after taking into account certain factors set forth in the Shareholders Agreement. If the two investment banks nominated by the parties are unable to agree upon the price, it is to be determined by a third investment bank (to be selected by the other two investment banks or, in the event that they are unable to agree, by the President of the Milan Tribunal).

         Pirelli and Edizione Holding each have the right to require the other to purchase all of its shares in Purchaser at a price equal to 300% of the Transfer Price if there is a substantial change, compared to the situation existing on September 14, 2001, in the structure of the control of Edizione Holding or Pirelli (including, for these purposes, Pirelli & C. A.p.A.), so that persons, other than those who had such power as of September 14, 2001, have the power to appoint a majority of the members of its Board of Directors, with a consequent potential change in strategic policies.

         The parties have certain pre-emption and co-sale rights with respect to sales of shares in the Purchaser to third parties. These rights did not, however, apply to Pirelli's sale of 20% of the Purchaser's share capital to BCI and Unicredito.

         The parties are prohibited from acquiring shares in Olivetti (or certain other securities that are convertible into, or exercisable for, such shares). The Purchaser is also prohibited from acquiring such shares or other securities if doing so would result in the Purchaser's shareholding in any such company to exceed the 30% threshold which, under Italian law, would require the Purchaser to make a public offer for the securities of that company.

         If so requested by Pirelli, Edizione Holding shall not act to prevent the Purchaser from accepting any public offer by a third party to acquire Olivetti securities.

         The Shareholders Agreement shall remain in effect for a period of three years, and if neither party gives a notice of withdrawal in the manner prescribed in the Shareholders Agreement, it shall automatically be renewed for successive periods of three years. If Pirelli notifies Edizione Holding of its intention to withdraw from the Shareholders Agreement, then Edizione Holding will have the option to require Pirelli to purchase all its shares in the Purchaser at a price equal to 150% of the Transfer Price.

         Additional information about the Shareholders Agreement contained in
Item 3 above is incorporated herein by reference.

         NEW PARTNERS AGREEMENT

         Pursuant to the New Partners Agreement, Pirelli and each of the New Partners have agreed that during the initial three year term of the New Partners Agreement, and to the extent permitted by law, each of the New Partners will have the right to designate one of the members of the Board of Directors of each of the Purchaser, Olivetti, Telecom Italia, Seat and TIM. During any subsequent period during which the New Partners Agreement remains in effect, the New Partners will each maintain the right to designate one member to each Board of Directors provided that they collectively hold more than 10% of the share capital of the Purchaser, but will be entitled to appoint, between them, only one member to each Board of Directors if they collectively hold 10% or less of the Purchaser's share capital.

         Pirelli and each of the New Partners have agreed to consult with each other (and, in doing so, to act in good faith and to take all reasonable measures to reach consensus) with respect to the following (each, a "Key Issue"):

         (a) any issue that is to be determined by an extraordinary general meeting of the Purchaser's shareholders;

         (b) any resolution of the Board of Directors of the Purchaser with respect to (i) a determination as to how the Purchaser will vote its Olivetti Shares in any extraordinary general meeting of Olivetti's shareholders, (ii) a determination as to how the Purchaser will vote its Olivetti Shares with respect to certain resolutions relating to a tender offer for Olivetti Shares proposed in any ordinary general meeting of Olivetti's shareholders, (iii) any acquisition or disposition by the Purchaser of its own shares, (iv) any acquisition or disposition by the Purchaser of securities (including securities of Olivetti, Telecom Italia, Seat or TIM) with a value in excess of euro 100,000,000, (v) any borrowings by the Purchaser from third parties or (vi) any proposal to be submitted to any extraordinary general meeting of the Purchaser's shareholders; and

         (c) any resolution of the Board of Directors of Olivetti or Telecom Italia with respect to (i) individual investments with a value in excess of euro 300,000,000, (ii) any acquisition or disposition by Olivetti or Telecom Italia, as applicable, of its own shares, (iii) any acquisition or disposition of the securities of any affiliate of Olivetti or Telecom Italia, as applicable, with a value in excess of euro

300,000,000, (iv) the disposition of any business unit with a value in excess of euro 300,000,000, (v) any proposal to convene an extraordinary general meeting of the shareholders of Olivetti or Telecom Italia, as applicable, for certain specified purposes, including proposing to issue securities, altering the company's share capital, effecting any merger or dissolution of the company or amending its corporate purposes, (vi) transactions with related parties or (vii) transactions involving affiliates of Pirelli with a value in excess of euro 50,000,000.

         If, despite consulting with each other as required under the New Partners Agreement, Pirelli and either or both of the New Partners are unable to reach consensus with respect to any Key Issue, then such dissenting New Partner will be required to abstain (or to cause its nominee to abstain) from voting or otherwise participating at the relevant extraordinary general meeting of shareholders or meeting of the Board of Directors. In that event, the dissenting New Partner will have the option to require Pirelli to purchase all (but not less than all) of the shares in the Purchaser that such New Partner acquired pursuant to the New Partners Agreement (the "Applicable Holding") at a price (the "Put Price") to be agreed by Pirelli and each of the New Partners, or in the absence of such agreement, to be determined by two investment banks (one of which is to be nominated by Pirelli, and the other to be nominated by the dissenting New Partner) after reflecting both the economic value of the shares and a control premium. If those two investment banks do not agree upon the Put Price within 30 business days of their appointment, it is to be determined by a third investment bank (to be selected by the other two investment banks or, in the event that they are unable to agree, by the President of the Milan Tribunal). In no event is the Put Price to be (i) lower than the price paid by the dissenting New Partner to acquire the Applicable Holding, less the aggregate amount of any dividends received from the Purchaser with respect thereto (the "Floor Limitation"), or (ii) higher than a price calculated on the assumption that the dissenting New Partner has experienced an annual gross internal rate of return of 15%, before tax, less the aggregate amount of dividends received from the Purchaser with respect to the Applicable Holding (the "Cap Limitation").

         Pirelli and its affiliates are prohibited from acquiring shares in Olivetti (or certain other securities that are convertible into, or exercisable for, such shares). Each of the New Partners and their respective affiliates are prohibited from acquiring and holding any such shares or other securities (not already held) which represent in excess of 0.4% of the share capital of Olivetti. In addition, the Purchaser is prohibited from purchasing any such shares or other securities if, as a result thereof, the aggregate number of such shares or other securities held, or deemed to be held under Italian law, by the Purchaser would exceed the threshold (which is currently 30% of the share capital of Olivetti) that, under Italian law, would require the Purchaser to make a public offer for the securities of Olivetti.

         The New Partners Agreement will remain in effect for a period of three years, and if no party thereto gives a notice of withdrawal in the manner prescribed in the New Partners Agreement, it shall automatically be renewed for successive periods of two years.

         If Pirelli notifies the New Partners of its intention to withdraw from the New Partners Agreement, then each of the New Partners will have the option to require Pirelli to purchase all (but not less than all) of its Applicable Holding at a price equal to the Put Price and subject to the Floor Limitation and the Cap Limitation. If either (or both) of the New Partners notifies Pirelli of its intention to withdraw from the New Partners Agreement upon the expiration of the initial three year term of the New Partners Agreement, then Pirelli will have the option to require such withdrawing New Partner to sell to Pirelli all (but not less than all) of such withdrawing New Partner's Applicable Holding at a price to be determined in the same manner as the Put Price, except that the calculation of such price shall not take any control premium component into account. If either (or both) of the New Partners notifies Pirelli of its intention to withdraw from the New Partners Agreement upon the expiration of any subsequent two year term of the New Partners Agreement, then Pirelli will have the option to require such withdrawing New Partner to sell to Pirelli all (but not less than all) of such withdrawing New Partner's Applicable Holding at a price to be determined in the same manner as the Put Price and subject to the Floor Limitation and the Cap Limitation.

         If Pirelli & C. A.p.A. ceases to be in a position to control Pirelli, then each of the New Partners will have the right to sell to Pirelli all (but not less than all) of such New Partner's Applicable Holding at a price equal to the Put Price, subject to the Floor Limitation and the Cap Limitation. In the event that Pirelli intends to dispose of any of its shares in the Purchaser with the result that Pirelli would hold less than a majority of the Purchaser's share capital, each of the New Partners will be entitled to (i) receive notice of such intention and (ii) require Pirelli to purchase from it all (but not less than all) of such New Partner's Applicable Holding at a price to be determined in the same manner as the Put Price, except that the calculation of such price will be subject to the Floor Limitation, but not the Cap Limitation.

         Additional information about the New Partners Agreement contained in
Item 3 above is incorporated herein by reference.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.   DESCRIPTION

Exhibit 1 Purchase Agreement, dated July 30, 2001, by and among Pirelli S.p.A., Edizione Holding S.p.A. and Bell S.A. (Unofficial English Translation) (incorporated by reference to Exhibit 1 to the Initial Statement on Schedule 13D , dated August 9, 2001, filed with the Securities and Exchange Commission by Pirelli)

Exhibit 2 Shareholders Agreement, dated August 7, 2001, by and among Pirelli S.p.A. and Edizione Holding S.p.A. (Unofficial English Translation) (incorporated by reference to Exhibit 2 to the Initial Statement on Schedule 13D, dated August 9, 2001, filed with the Securities and Exchange Commission by Pirelli)

Exhibit 3 Amendment to Shareholders Agreement, dated September 14, 2001, by and among Pirelli S.p.A. and Edizione Holding S.p.A. (Unofficial English Translation) (incorporated by reference to Exhibit 10 to Amendment No. 2 to the Schedule 13D, dated September 21, 2001, filed with the Securities and Exchange Commission by Pirelli)

Exhibit 4 By-laws of Olimpia S.p.A., comprising Annex I to the Shareholders Agreement in Exhibit 2 (Unofficial English Translation) (incorporated by reference to Exhibit 4 to Amendment No. 1 to the Schedule 13D, dated August 31, 2001, filed with the Securities and Exchange Commission by Pirelli)

Exhibit 5 (a) Letter, dated September 14, 2001, from Unicredito Italiano S.p.A. and IntesaBci S.p.A. to Pirelli S.p.A. (Unofficial English Translation)

              (b) Letter, dated September 14, 2001, from Pirelli S.p.A. to Uncredito Italiano S.p.A. and IntesaBci S.p.A. (Unofficial English Translation)

Exhibit 6 Joint Press Release, dated September 19, 2001, issued by Olimpia S.p.A. and the Majority Bell Shareholders (Unofficial English Translation) (incorporated by reference to Exhibit 9 to Amendment No. 2 to the Schedule 13D, dated September 21, 2001, filed with the Securities and Exchange Commission by Pirelli S.p.A.)

Exhibit 7 Regulations of the Bond Loan Olimpia S.p.A. 1.5% 2001-2007 (Unofficial English Translation) (incorporated by reference to
              Exhibit 12 to Amendment No. 4 to the Schedule 13D, dated October 9, 2001, filed with the Securities and Exchange Commission by Pirelli S.p.A.)

Exhibit 8 Credit Agreement, dated October 3, 2001, between Olimpia S.p.A. and MPS (Unofficial English Translation) (incorporated by reference to Exhibit 13 to Amendment No. 4 to the Schedule 13D, dated October 9, 2001, filed with the Securities and Exchange Commission by Pirelli S.p.A.)

Exhibit 9 Credit Agreement, dated October 3, 2001, between Olimpia S.p.A. and BAPV (Unofficial English Translation) (incorporated by reference to Exhibit 14 to Amendment No. 4 to the Schedule 13D, dated October 9, 2001, filed with the Securities and Exchange Commission by Pirelli S.p.A.)

Exhibit 10 Credit Agreement, dated October 3, 2001, between Olimpia S.p.A. and Interbanca (Unofficial English Translation) (incorporated by reference to Exhibit 15 to Amendment No. 4 to the Schedule 13D, dated October 9, 2001, filed with the Securities and Exchange Commission by Pirelli S.p.A.)

Exhibit 11 Credit Agreement, dated October 3, 2001, by and among Olimpia S.p.A., IntesaBci S.p.A., Uncredito Italiano S.p.A. and Credito Italiano S.p.A. (Unofficial English Translation) (incorporated by reference to Exhibit 16 to Amendment No. 4 to the Schedule 13D, dated October 9, 2001, filed with the Securities and Exchange Commission by Pirelli S.p.A.)

Exhibit 12 Pledge Agreement, dated October 3, 2001, by and among Olimpia S.p.A., IntesaBci S.p.A., Uncredito Italiano S.p.A. and Credito Italiano S.p.A. (Unofficial English Translation) (incorporated by reference to Exhibit 17 to Amendment No. 4 to the Schedule 13D, dated October 9, 2001, filed with the Securities and Exchange Commission by Pirelli S.p.A.)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

                                            INTESABCI S.p.A.



                                            By: /s/ Gerardo Rizzi
                                                --------------------------------
                                                Name:  Gerardo Rizzi
                                                Title: Executive Manager

                                                Dated: October 18, 2001

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS

A. INTESABCI S.p.A.

The business address of each person listed below is c/o IntesaBci S.p.A., Piazza Paolo Ferrari, 10, Milan 20121, Italy.

----------------------------------------------------------------------------------------------------------------------
                                                                POSITIONS WITH         PRESENT PRINCIPAL OCCUPATION
                NAME                      CITIZENSHIP          INTESABCI S.p.A.
----------------------------------------------------------------------------------------------------------------------
Giovanni Bazoli                       Italy                Chairman                   Chairman IntesaBci S.p.A.
----------------------------------------------------------------------------------------------------------------------
Gianfranco Gutty                      Italy                Deputy Chairman            Deputy Chairman - IntesaBci
                                                                                      S.p.A.
----------------------------------------------------------------------------------------------------------------------
Jean Laurent                          France               Deputy Chairman            Deputy Chairman - IntesaBci
                                                                                      S.p.A.
----------------------------------------------------------------------------------------------------------------------
Luigi Lucchini                        Italy                Deputy Chairman            Deputy Chairman - IntesaBci
                                                                                      S.p.A.
----------------------------------------------------------------------------------------------------------------------
Giampio Bracchi                       Italy                Deputy Chairman            Deputy Chairman - IntesaBci
                                                                                      S.p.A.
----------------------------------------------------------------------------------------------------------------------
Lino Benassi                          Italy                Chief Executive Officer    Chief Executive Officer of
                                                           and Director               IntesaBci S.p.A.
----------------------------------------------------------------------------------------------------------------------
Chrisitan Merle                       France               Chief Executive Officer    Chief Executive Officer of
                                                           and Director               IntesaBci S.p.A.
----------------------------------------------------------------------------------------------------------------------
Giovanni Ancarani                     Italy                Director                   University Professor
----------------------------------------------------------------------------------------------------------------------
Francesco Arcucci                     Italy                Director                   University Professor
----------------------------------------------------------------------------------------------------------------------
Marc Antoine Autheman                 France               Director                   Bank Manager
----------------------------------------------------------------------------------------------------------------------
Benito Benedini                       Italy                Director                   Entrepreneur
----------------------------------------------------------------------------------------------------------------------
Alfonso Desiata                       Italy                Director                   Insurance Company Manager
----------------------------------------------------------------------------------------------------------------------
Giancarlo Forestieri                  Italy                Director                   University Professor
----------------------------------------------------------------------------------------------------------------------
Paolo Fumagalli                       Italy                Director                   Fiscal Expert
----------------------------------------------------------------------------------------------------------------------
Jorge Manuel J. Goncalves             Portugal             Director                   Bank Manager
----------------------------------------------------------------------------------------------------------------------
Grilles Gramat                        France               Director                   Bank Manager
----------------------------------------------------------------------------------------------------------------------
Heinz J. Hockmann                     Germany              Director                   Bank Manager
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                                                POSITIONS WITH         PRESENT PRINCIPAL OCCUPATION
                NAME                      CITIZENSHIP          INTESABCI S.p.A.
----------------------------------------------------------------------------------------------------------------------
Franco Modigliani                     United States        Director                   Economist
----------------------------------------------------------------------------------------------------------------------
Gian Giacomo Nardozzi                 Italy                Director                   University Professor
----------------------------------------------------------------------------------------------------------------------
Eugenio Pavarani                      Italy                Director                   University Professor
----------------------------------------------------------------------------------------------------------------------
Jean-Luc Perron                       France               Director                   Bank Manager
----------------------------------------------------------------------------------------------------------------------
Axel Freiherr Von Rudorffer           Germany              Director                   Bank Manager
----------------------------------------------------------------------------------------------------------------------
Sanfro Salvati                        Italy                Director                   Insurance Company Manager
----------------------------------------------------------------------------------------------------------------------
Gino Trombi                           Italy                Director                   Bank Manager
----------------------------------------------------------------------------------------------------------------------
Marco Tronchetti Provera              Italy                Director                   Entrepreneur
----------------------------------------------------------------------------------------------------------------------
Roberto Brambilla                     Italy                Chief Operating Officer    Chief Operating Officer and
                                                           and General Manager        General Manager of IntesaBci
                                                                                      S.p.A.
----------------------------------------------------------------------------------------------------------------------
Tommaso Cartone                       Italy                Chief Operating Officer    Chief Operating Officer and
                                                           and General Manager        General Manager of IntesaBci
                                                                                      S.p.A.
----------------------------------------------------------------------------------------------------------------------